August 10, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall, Assistant Director
Re:	Gasco Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 4, 2009
Response letter dated June 22, 2009
File No. 1-32369
Ladies and Gentlemen:
     Set forth below are the responses of Gasco Energy Inc., a Nevada corporation (“Gasco,” the “Company,” “we,” “our” or “us”), to comments (the “Comments”) received from Brad Skinner of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2009, with respect to the Company’s (i) Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 4, 2009, File No. 001-32369, (ii) Definitive Proxy Statement on Schedule 14A filed April 9, 2009, File No. 001-32369, and (iii) Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 4, 2009, File No. 001-32369.
     For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to the Comments in future filings.
Annual Report on Form 10-K for the year ended December 31, 2008
Financial Statements, page 61
Notes to Consolidated Financial Statements, page 69
Note 19 — Supplemental Oil and Gas Reserve Information, page 109
1.	We note your response to prior comment 9 in our letter dated June 9, 2009. Confirm that the future tax deductions, loss carryforwards, tax credits and allowances included in your calculation are limited to those that relate to your proved oil and gas reserves. As part of your response, tell us the source of your loss

United States Securities and Exchange Commission
August 10, 2009

carryforwards and how you are able to determine that they relate to your proved oil and gas reserves. Also, explain why you believe it is appropriate to offset loss carryforwards, which are related to prior production, against cash inflows from future production.

RESPONSE: The future tax deductions, loss carryforwards, tax credits and allowances included in our calculation of the standardized measure were generated by our oil and gas exploration, development and production activities, accounted for on a full-cost basis, which generated our proved oil and gas reserves. Accordingly, we believe it is appropriate to include them in our calculations of future tax expense in accordance with paragraph 26 of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69, as the Company’s consolidated income tax expense for the period would also reflect those deductions, loss carryforwards, tax credits and allowances.
     In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Commission have any questions or comments, please contact the undersigned at 303-483-004 or Caroline B. Blitzer of Vinson & Elkins L.L.P. at 212-237-0251.

Sincerely,
/s/ W. King Grant
W. King Grant
Chief Financial Officer and Executive Vice President